Exhibit 99.1

News Release

Merck Media:	Pam Eisele	Merck Investors:	Peter Dannenbaum
	(267) 305-3558 Ayn Wisler (917) 691-6218		(908) 740-1037 Courtney Ronaldo (908) 740-6132
ArQule Media:	Cait Williamson, Ph.D.	ArQule Investors:	Marc Schegerin, M.D.
	(646) 751-4366		(781) 994-0300

Merck to Acquire ArQule, Advancing Leadership in Oncology

Acquisition Further Diversifies Merck’s Oncology Pipeline with Expansion into Targeted Therapies That Treat Hematological Malignancies

KENILWORTH, N.J., and BURLINGTON, Mass., Dec. 9, 2019 – Merck (NYSE: MRK), known as MSD outside the United States and Canada, and ArQule, Inc. (Nasdaq: ARQL) today announced that the companies have entered into a definitive agreement under which Merck, through a subsidiary, will acquire ArQule for $20 per share in cash for an approximate total equity value of $2.7 billion. ArQule is a publicly traded biopharmaceutical company focused on kinase inhibitor discovery and development for the treatment of patients with cancer and other diseases. ArQule’s lead investigational candidate, ARQ 531, is a novel, oral Bruton’s tyrosine kinase (BTK) inhibitor currently in a Phase 2 dose expansion study for the treatment of B-cell malignancies.

“ArQule’s focus on precision medicine has yielded multiple clinical-stage oral kinase inhibitors that have novel and important properties,” said Dr. Roger M. Perlmutter, president, Merck Research Laboratories. “This acquisition strengthens Merck’s pipeline with the addition of these strategic assets including, most notably, ARQ 531, a compelling candidate for the treatment of B-cell malignancies.”

BTK inhibition has been shown to prevent B-cell receptor signaling that is critical for the survival and proliferation of leukemic cells in many B-cell malignancies. ARQ 531 is a highly selective, reversible inhibitor that blocks both wild-type BTK and the C481S mutant form of the enzyme that is commonly associated with resistance to other BTK inhibitors. In early clinical trials, ARQ 531 demonstrated a manageable safety profile and early signs of anti-tumor activity for the treatment of patients with relapsed or refractory chronic lymphocytic leukemia (CLL) and Richter’s Transformation. Final data from the Phase 1 study of ARQ 531 will be presented on Dec. 9, 2019 at the 61st American Society of Hematology (ASH) Annual Meeting & Exposition in Orlando, Florida.

“We are proud that Merck has recognized the contributions that ArQule, together with its scientific collaborators, has made to the field of precision medicine in oncology with ARQ 531 for the treatment of B-cell malignancies and with the rest of our clinical-stage pipeline,” said Paolo Pucci, CEO, ArQule. “With this agreement, ArQule’s pipeline will benefit from Merck’s vast capabilities and determined engagement to benefit the patients who we have always strived to serve.”

Under the terms of the acquisition agreement announced today, Merck, through a subsidiary, will initiate a tender offer to acquire all outstanding shares of ArQule. The closing of the tender offer will be subject to certain conditions, including the tender of shares representing at least a majority of the total number of ArQule’s outstanding shares, the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other customary conditions. Upon the successful completion of the tender offer, Merck’s acquisition subsidiary will be merged into ArQule, and any remaining shares of common stock of ArQule will be canceled and converted into the right to receive the same $20 per share price payable in the tender offer. The transaction is expected to close early in the first quarter of 2020.

BofA Securities acted as financial advisor to Merck in this transaction and Covington & Burling LLP as its legal advisor. Centerview Partners acted as exclusive financial advisor to ArQule and Skadden, Arps, Slate, Meagher & Flom LLP as its legal advisor.

Important Information About the Tender Offer

The tender offer described in this press release (the “Offer”) has not yet commenced. This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of ArQule, Inc. (“ArQule”) or any other securities. At the time the planned tender offer is commenced, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed by Merck Sharp & Dohme Corp. (“Merck”) and Argon Merger Sub, Inc., a wholly-owned subsidiary of Merck, with the Securities and Exchange Commission (the “SEC”), and a solicitation/recommendation statement on Schedule 14D-9 will be filed by ArQule with the SEC. The offer to purchase shares of ArQule common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement. Additional copies of the tender offer materials may be obtained at no charge by contacting Merck at 2000 Galloping Hill Road, Kenilworth, N.J., 07033 or by phoning (908) 423-1000. In addition, Merck and ArQule will file annual, quarterly and current reports and other information with the SEC. Merck’s and ArQule’s filings with the SEC also will be available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.

About ArQule

ArQule is a biopharmaceutical company engaged in the research and development of targeted therapeutics to treat cancers and rare diseases. ArQule’s mission is to discover, develop and commercialize novel small molecule drugs in areas of high unmet need that will dramatically extend and improve the lives of our patients. Our clinical-stage pipeline consists of four drug candidates, all of which are in targeted, biomarker-defined patient populations, making ArQule a leader among companies our size in precision medicine. ArQule’s pipeline includes: ARQ 531, an orally bioavailable, potent and reversible dual inhibitor of both wild type and C481S-mutant BTK, in phase 2 for patients with B-cell malignancies refractory to other therapeutic options; miransertib (ARQ 092), a potent and selective inhibitor of the AKT serine/threonine kinase, in a registrational trial with cohorts in Proteus syndrome and PROS; ARQ 751, a next generation highly potent and selective AKT inhibitor, in phase 1 for patients with solid tumors with AKT1 and PI3K mutations; and derazantinib, a multi-kinase inhibitor designed to preferentially inhibit the fibroblast growth factor receptor (FGFR) family, in a registrational trial for iCCA in collaboration with Basilea and Sinovant. ArQule’s current discovery efforts are focused on the identification and development of novel kinase inhibitors, leveraging the Company’s proprietary library of compounds.

Merck’s Focus on Cancer

Our goal is to translate breakthrough science into innovative oncology medicines to help people with cancer worldwide. At Merck, the potential to bring new hope to people with cancer drives our purpose and supporting accessibility to our cancer medicines is our commitment. As part of our focus on cancer, Merck is committed to exploring the potential of immuno-oncology with one of the largest development programs in the industry across more than 30 tumor types. We also continue to strengthen our portfolio through strategic acquisitions and are prioritizing the development of several promising oncology candidates with the potential to improve the treatment of advanced cancers. For more information about our oncology clinical trials, visit www.merck.com/clinicaltrials.

About Merck

For more than a century, Merck, a leading global biopharmaceutical company known as MSD outside of the United States and Canada, has been inventing for life, bringing forward medicines and vaccines for many of the world’s most challenging diseases. Through our prescription medicines, vaccines, biologic therapies and animal health products, we work with customers and operate in more than 140 countries to deliver innovative health solutions. We also demonstrate our commitment to increasing access to health care through far-reaching policies, programs and partnerships. Today, Merck continues to be at the forefront of research to advance the prevention and treatment of diseases that threaten people and communities around the world - including cancer, cardio-metabolic diseases, emerging animal diseases, Alzheimer’s disease and infectious diseases including HIV and Ebola. For more information, visit www.merck.com and connect with us on Twitter, Facebook, Instagram, YouTube and LinkedIn.

Forward-Looking Statement of Merck & Co., Inc., Kenilworth, N.J., USA

This news release of Merck & Co., Inc., Kenilworth, N.J., USA (the “company”) includes statements that are not statements of historical fact, or “forward-looking statements,” including with respect to the company’s proposed acquisition of ArQule. Such forward-looking statements include, but are not limited to, the ability of the company and ArQule to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the merger agreement, statements about the expected timetable for completing the transaction, the company’s and ArQule’s beliefs and expectations and statements about the benefits sought to be achieved in the company’s proposed acquisition of ArQule, the potential effects of the acquisition on both the company and ArQule, the possibility of any termination of the merger agreement, as well as the expected benefits and success of ArQule’s product candidates. These statements are based upon the current beliefs and expectations of the company’s management and are subject to significant risks and uncertainties. There can be no guarantees that the conditions to the closing of the proposed transaction will be satisfied on the expected timetable or at all, with respect to pipeline products that the products will receive the necessary regulatory approvals or that they will prove to be commercially successful. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements.

Risks and uncertainties include, but are not limited to, uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of ArQule’s stockholders will tender their shares in the offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the merger and the offer contemplated thereby may not be satisfied or waived; the effects of disruption from the transactions contemplated by the merger agreement and the impact of the announcement and pendency of the transactions on ArQule’s business; the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability; general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; challenges inherent in new product development, including obtaining regulatory approval; and the company’s ability to accurately predict future market conditions.

The company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the company’s 2018 Annual Report on Form 10-K and the company’s other filings with the Securities and Exchange Commission (SEC) available at the SEC’s Internet site (www.sec.gov).

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